

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2010

<u>Via U.S. Mail</u>

David G. Zatezalo
President and Chief Executive Officer
Rhino GP LLC
424 Lewis Hargett Circle, Suite 250
Lexington, Kentucky 40503

> **Re: Rhino Resource Partners LP**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 21, 2010**
> **File Number 333-166550**

Dear Mr. Zatezalo:

As discussed in our letter dated July 12, 2010, we have the following additional comments regarding your response to prior comment number 47.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Financial Statements</u>

<u>Rhino Energy LLC Consolidated Financial Statements</u>

<u>Notes to Unaudited Condensed Consolidated Financial Statements</u>

<u>Note 2. Summary of Significant Accounting Policies and General</u>

<u>Investment in Joint Venture, page F-13</u>

1. In your Form S-1 filed on May 5, 2010, you disclosed in your consolidated financial statements for the fiscal year ended December 31, 2009 that you began consolidating Rhino Energy LLC (the "JV") upon adoption of ASU 2009-17. However, it appears from your disclosure in your amended Form S-1 filed on June 21, 2010 that additional

consideration of FASB ASC 810 as amended by ASU 2009-17 resulted in a conclusion that your JV should not be consolidated. Please tell us the following:

- Clarify for us if there were any changes in the contractual arrangements underlying the JV from its formation through the current date, and, if so, whether those changes impacted your conclusions on consolidation;
- Tell us the significant facts and assumptions that formed the basis for your original disclosure that you began consolidating the JV upon adoption of ASU 2009-17 including the specific provisions of ASU 2009-17 that you concluded would trigger consolidation; and
- Explain to us in detail how your further consideration resulted in your ultimate conclusion that the JV need not be consolidated.

2. We may have further comment upon receipt of the supplemental information about the governance and decision-making processes of the JV as orally requested on July 16, 2010.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Shannon, Branch Chief, at (202) 551-3299 or Brad Skinner, Senior Assistant Chief Accountant at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments. Please contact Tracey L. McNeil at (202) 551-3392, or, in her absence, Laura Nicholson at (202) 551-3584 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Via Facsimile
        Brenda K. Lenahan
        (212) 237-0100